EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Home Depot, Inc.:

We consent to the use of our reports dated March 27, 2014, with respect to the Consolidated Balance Sheets of The Home Depot, Inc. and subsidiaries as of February 2, 2014 and February 3, 2013, and the related Consolidated Statements of Earnings, Comprehensive Income, Stockholders’ Equity, and Cash Flows for each of the fiscal years in the three-year period ended February 2, 2014, and the effectiveness of internal control over financial reporting as of February 2, 2014, incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the prospectus.

/s/ KPMG LLP

Atlanta, Georgia

November 26, 2014